

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2018

Joseph J. DeAngelo
President and Chief Executive Officer
HD Supply Holdings, Inc.
3400 Cumberland Boulevard SE
Atlanta, Georgia 30339

      Re: HD Supply Holdings, Inc.
             Form 10-K for the Fiscal Year Ended January 28, 2018
             Filed March 13, 2018
             File No. 1-35979

Dear Mr. DeAngelo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 13 – Segment Information, page 125

1. Given the disclosures about your core products on page 12 and elsewhere as well as the impact on your gross margin driven by shifts in product mix disclosed on page 54, please expand your disclosure to include revenue for each group of similar products to comply with FASB ASC 280-10-50-40.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Joseph J. DeAngelo
HD Supply Holdings, Inc.
July 10, 2018
Page 2

       You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 or Donna Di Silvio at (202) 551-3202 if you have questions regarding our comment or related matters. Please contact me at (202) 551-3344 with any other questions.

                               Sincerely,

                               /s/ William H. Thompson

                               William H. Thompson
                               Accounting Branch Chief
                               Office of Consumer Products

cc: Evan J. Levitt, Chief Financial Officer
    Dan S. McDevitt, General Counsel & Corporate Secretary